SOL Strategies Announces Date for Third Quarter 2025 Earnings Release and Conference Call

Toronto, Ontario--(Newsfile Corp. - August 7, 2025) - SOL Strategies Inc. (CSE: HODL) (OTCQB: CYFRD) (formerly, Cypherpunk Holdings Inc, "Sol Strategies" or the "Company"), a publicly traded Canadian company dedicated to investing in and providing infrastructure for the Solana blockchain ecosystem, today announced it will release its financial and operating results for the third quarter ending June 30, 2025 after the close of financial markets on August 26, 2025. A conference call will be held that same day at 4:30 p.m. Eastern Time.

The conference call may be accessed via a live webcast on a listen-only basis through the Events section of SOL Strategies' Investor Relations website. An archive of the webcast will be available for twelve months.

Event Details:

SOL Strategies, Inc. Third Quarter 2025 Financial Results Webcast and Conference Call
Webcast Date: Tuesday, August 26, 2025, at 4:30 PM EST

Live Call: (800) 245-3047 (U.S.) or (203) 518-9765 (International), Conference ID: SOLQ325

Register Now: https://event.on24.com/wcc/r/5043194/1E21F75D23E0BA0E387244393790930D

CEO Leah Wald, CFO Doug Harris, and CTO Max Kaplan will host the live webcast and conference call to discuss financial and operating results for the quarter, discuss the company's outlook and take questions from the analyst community.

A replay will be available shortly after the event at https://solstrategies.io/investors/. While you're there, we encourage you to sign up for our investor distribution list to receive future updates directly.

About SOL Strategies

SOL Strategies Inc. (CSE: HODL) (OTCQB: CYFRD) is a Canadian investment company that operates at the forefront of blockchain innovation. Specializing in the Solana ecosystem, the company provides strategic investments and infrastructure solutions to enable the next generation of decentralized applications.

To learn more about SOL Strategies, please visit www.solstrategies.io. A copy of this news release and all the Company's related material documents regarding the Company may be obtained under the Company's SEDAR+ profile at www.sedarplus.ca.

Investor Contact:

John Ragozzino, CFA

solstrategies@icrinc.com

203.682.8284

Media Contact: solstrategies@scrib3.co

Cautionary Note Regarding Forward-Looking Information:

Neither the Canadian Securities Exchange nor its Market Regulator (as that term is defined in the policies of the Canadian Securities Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains "forward-looking information" within the meaning of applicable securities laws. All statements other than statements of historical fact may be forward-looking statements and information. More particularly and without limitation, this news release contains forward-looking statements and information relating to the Company's or the Company's management team's expectations, hopes, beliefs, intentions or strategies regarding the future, and expectations regarding the characteristics, value drivers, and anticipated benefits of the Company's business plans and operations related thereto. Forward-looking information can also be identified by the use of forward- looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or indicates that certain actions, events or results "may", "could", "would", "might" or "will be" taken, "occur" or "be achieved".

Forward-looking statements in this news release include references to the Company's growth outlook and recent milestones that may be discussed during the webcast and conference call. There is no assurance that the Company's plans or objectives will be implemented as set out herein, or at all. Forward-looking information is based on certain factors and assumptions the Company believes to be reasonable at the time such statements are made and is subject to known and unknown risks, uncertainties, and other factors that may cause the actual results, level of activity, performance, or achievements of the Company to be materially different from those expressed or implied by such forward-looking information.

The purpose of forward-looking information is to provide the reader with a description of management's expectations, and such forward-looking information may not be appropriate for any other purpose. There can be no assurance that such forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. Forward-looking statements are made based on management's beliefs, estimates, and opinions on the date that statements are made, and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates, and opinions or other circumstances should change, except as required by law. Investors are cautioned against attributing undue certainty to forward-looking statements.

Disclaimer:

SOL Strategies is an independent organization in the Solana ecosystem. SOL Strategies is not affiliated with, owned by, or under common control with Solana Foundation (the "Foundation"), and the Foundation has not entered into any association, partnership, joint venture, employee, or agency relationship with SOL Strategies.

None of the Foundation or its council members, officers, agents or make any representations or warranties, recommendations, endorsements or promises with respect to the accuracy of any statements made, information provided, or action taken by SOL Strategies and expressly disclaim any and all liability arising from or related to any such statements, information or action.

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https://www.newsfilecorp.com/release/261554